For Immediate Release
Hydrogenics Receives Letter from Nasdaq Regarding Noncompliance with
Minimum Bid Price Rule
Mississauga, Ontario. May 10, 2007 — Hydrogenics Corporation (NASDAQ:HYGS) today announced that it received today a letter from the Nasdaq Stock Market indicating that Hydrogenics is not in compliance with the Nasdaq Stock Market’s requirements for continued listing because, for the previous 30 consecutive business days, the bid price of Hydrogenics’ common stock has closed below the minimum $1.00 per share requirement for continued inclusion under Nasdaq Marketplace Rule 4450(a)(5) (the “Minimum Bid Price Rule”). Nasdaq stated in its letter that in accordance with the Nasdaq Marketplace Rules, Hydrogenics will be provided 180 calendar days, or until November 6, 2007, to regain compliance with the Minimum Bid Price Rule. This notification has no effect on the listing of the Company’s common stock at this time.
The Nasdaq letter also states that if, at any time before November 6, 2007, the bid price of Hydrogenics’ common stock closes at $1.00 per share or more for a minimum of 10 consecutive business days, the Nasdaq staff will provide the Company written notification that it has achieved compliance with the Minimum Bid Price Rule. However, the letter states that if the Company does not regain compliance with the Minimum Bid Price Rule by November 6, 2007, the Nasdaq staff will provide the Company with written notification that its common stock will be delisted from the Nasdaq Stock Market.
In the event that Hydrogenics were to receive notice that its common stock is delisted from the Nasdaq Stock Market, Nasdaq rules permit Hydrogenics to appeal any delisting determination by the Nasdaq staff to a Nasdaq Listings Qualifications Panel. In addition, in the event that such a delisting determination was based solely on non-compliance with the Minimum Bid Price Rule, pursuant to the Nasdaq Marketplace Rules may permit the Company to transfer its common stock to the Nasdaq’s Capital Market if the Company’s common stock satisfies all criteria for initial inclusion on such market other than compliance with the Minimum Bid Price Rule. In the event of such a transfer, the Nasdaq Marketplace Rules provide that the Company would be provided an additional 180 calendar days to comply with the Minimum Bid Price Rule while on the Nasdaq Capital Market.
About Hydrogenics Corporation
Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in

Mississauga, Ontario, Canada, Hydrogenics has operations in North America, Europe and Asia.
For more information, please contact:
Investor Contact:
Lawrence Davis, Chief Financial Officer
Hydrogenics Corporation
Phone: +1-905-361-3633
Email: investors@hydrogenics.com